

September 22, 2011

<u>Via E-mail</u>
George Wung
Chief Financial Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China

> **Re:** **China Yida Holding, Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 16, 2011**
> **and Documents Incorporated by Reference**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 001-34567**

Dear Mr. Wung:

We have reviewed your filings, your response letter dated September 7, 2011, and your draft of Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2010. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that our references to page numbers are to the page numbers in the draft of Amendment No. 1 to the 2010 Form 10-K.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>General</u>

1. We note your responses to comments 50 – 60. Please provide us with the proposed revised disclosure referenced in your responses. Please note that any revisions to this information would be disclosed in an amendment to your 2010 Form 10-K.

2. We note that your proposed disclosure omits the U.S. dollar amounts in several instances, including on pages five and 20. Please provide these amounts in your revised filing.

Business, page 1

3. In response to comment one from our letter dated August 2, 2011, you state that you have revised the corporate organizational chart to include the shortened versions of the companies' names. It does not appear that you have done so. Please revise the corporate organizational chart on page three to provide the shortened versions of all of the companies' names. In addition, please identify each company that is a wholly foreign owned entity (WFOE) and each company that has no operations.

4. You disclose in the second paragraph under "Fujian Yida" on page two that Yongtai Yunding Resort Management Co., Ltd. currently has no material business operations and that you intend to develop this entity to primarily focus on the operations of Yunding Park. Please explain why this entity has no material operations when you disclose on page five that you have already invested approximately $65 million in Yunding Park and announced the grand opening of Yunding Park in September 2010. Disclose which entity is responsible for the development and operations of Yunding Park.

5. We note your response to comment 21 from our letter dated August 2, 2011 and your disclosure regarding environmental regulations. Please further revise your disclosure to discuss all other material regulations that apply to your company and your PRC subsidiaries and VIE, including the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises. Your disclosure should address regulations specific to your business segments in the PRC, including but not limited to the PRC Advertisement Law, the Administrative Measures on Foreign-Invested Advertising Enterprises, and the PRC advertising laws and regulations with respect to the content of advertisements in China (including those restricting false or misleading content). Disclose how the regulations impact how you conduct your business and indicate whether you are in compliance with each regulation. Disclose all instances where you are not in compliance and discuss the fines or other penalties to which you may be subject.

Our Variable Interest Entity Agreements, page 4

6. We note your responses to comments four and five from our letter dated August 2, 2011 and your disclosure that you have transferred all the assets from Fujian Jiaoguang to a wholly owned subsidiary, as well as your disclosure on page 11 that you have "effectively" removed all operations and revenues out of Fujian Jiaoguang in the past two years.
    - Disclose when you transferred these assets and operations and describe the transaction(s) in which such transfer occurred.
    - Address how this new ownership structure complies with Chinese regulations that prohibit foreign entities from directly owning certain types of businesses, such as the media industry.
    - Revise your disclosure to include the information you reference in your response to comment five regarding the PRC Property Rights Law. Disclose whether the pledge

agreement would be enforceable under PRC laws or in PRC courts if it is not registered.

FETV, page 4

7. We note your response to comment eight from our letter dated August 2, 2011. Please provide support for your statement that "it is relatively common for families living in Fujian province…to own at least 1 television set."

8. We note your response to comment nine from our letter dated August 2, 2011. Please revise your disclosure here as well as on page 13 to provide the material terms of your performance review.

9. Please disclose the hours that FETV broadcasts in a 24-hour period.

10. We note your response to comment 10 from our letter dated August 2, 2011 and your statement that you have been able to sell all of the advertising that you "are permitted to sell pursuant to PRC laws and regulations." Please explain and quantify those amounts. For example, disclose the number of minutes of advertising that you are permitted to sell in each 24-hour period. Also disclose the amount of advertising that you have devoted to your own tourist attractions. For each of the last two fiscal years, disclose the amount of advertising available on FETV, the amount sold, and the amount consisting of your own advertisements. Disclose whether any advertising customers accounted for more than ten percent of your revenues and, if so, identify the customer. Revise your disclosure to explain the relevant PRC laws and regulations that restrict your ability to sell advertising and how they specifically apply to your operations.

11. We note your response to comment 10 from our letter dated August 2, 2011. Please explain your statement that "neither Circular 75 nor Circular 10 cover the issue regarding the daily business operation of Fuyu."

12. We note your response to comment 18 from our letter dated August 2, 2011. Please explain how this arrangement does not contravene PRC prohibitions on foreign entities directly owning businesses in the media industry, including PRC laws and regulations which require foreign investors to have three years of prior experience operating an advertising business outside of the PRC as their primary business before they may obtain approval to directly own a 100% interest in an advertising company in the PRC.

13. Please disclose whether the appropriate entities such as Fuzhou Fuyu Advertising Co., Ltd. have obtained a business license from the SAIC or its local counterparts for your advertising activities or explain why such license is not necessary for your business.

Tourism, page 5

14. Please disclose whether your contractual arrangements with respect to Yunding Park, Hua'an Tolou Cluster, Ming Dynasty, Yang-sheng Paradise or The City of Caves have any revenue sharing provisions or other restrictions on the revenue you will receive from such venues. Disclose the specific terms and conditions of each agreement relating to each tourist attraction.

15. On page five, you disclose how you expect to generate revenues from Yunding Park and the Hua'an Tulou Cluster. Please clarify whether you are currently generating revenues from these tourist sites and, if so, from what. In this regard, we note your disclosure on page five that you announced the grand opening of Yunding Park to the public in September 2010 and that the Hua'an Tulou Cluster was closed during construction and re-opened to the public before the fourth quarter of 2009.

Ming Dynasty Entertainment World, page 5

16. Please disclose the amounts of registered capital contributed in 2010 by the company and Anhui Xingguang Investment Group Ltd. to the new project company that will develop and fund the Ming Dynasty Entertainment World. Also disclose the amount of funding provided by each entity in 2010 for the first phase of construction. Lastly, disclose how profits and losses will be distributed between the company and Anhui Xingguang Investment Group Ltd.

Industry and Competitive Factors, page 9

17. We note your response to comment 19 from our letter dated August 2, 2011. Please revise your disclosure to identify your primary competitors.

Risk Factors, page 10

"We may be unable to continue our land use rights…," page 11

18. We note your response to comment 23 from our letter dated August 2, 2011 and your risk factor regarding termination provisions in your land use agreements. As previously requested, please include a risk factor regarding any termination provisions in your tourism development and revenue sharing agreements.

19. We note your disclosure you have purchased the land-use rights from the PRC government with respect to three of your destinations as well as your statement that you have contracted with local governments for the land use rights for the property where each tourist destination is located.
   - Please disclose the terms of the land use rights you have obtained from the PRC government.

- Disclose whether you intend to or are required to purchase land-use rights from the PRC government with respect to the locations in which you currently have contracted with local governments for the rights to such properties.
- Disclose the terms of the land-use rights you have negotiated with local governments.
- File any agreements regarding your land use rights as exhibits.

"A Failure to Expand Our Media Operations…," page 11

20. To provide context to the risk, please disclose the percentage of your advertising revenues attributable to the types of ads recently banned by the local government and domestic media authorities.

"We May Never Pay Any Dividends to Shareholders," page 12

21. We note your response to comment 26 from our letter dated August 2, 2011. As previously requested, please expand the heading of this risk factor to highlight the risk that the company is a holding company that is dependent on receiving dividends or other distributions from its operating subsidiaries and VIE, all of which are located in the PRC.

"If We Fail to Maintain an Effective System of Internal Control Over Financial Reporting…," page 12

22. We note your response to comment 29 from our letter dated August 2, 2011. Please expand your disclosure to clarify how you have "rectified" your lack of internal controls.

"Any Failure of Our Variable Interest Entity or Its Shareholders…," page 13

23. We note your response to comment 31 from our letter dated August 2, 2011. Please explain why a failure of the contractual arrangements with respect to Fujian Jiaoguang Media would cause a material adverse effect on your business if all of its operations have been transferred to a wholly owned subsidiary and you no longer derive any revenue from the entity.

"Exchange Controls That Exist in the PRC May Limit Our Ability To Utilize Our Cash Flow Effectively," page 15

24. We note your response to comment 36 from our letter dated August 2, 2011. Please revise your disclosure to clarify, if true, that the applicable government authority has approved the business scope of tourism destinations for Fujian Jintai.

<u>"Requirement of Statutory Reserve of Certain Amount of Our Net Income…," page 16</u>

25. We note your response to comment 24 from our letter dated August 2, 2011. Please revise your disclosure, if applicable, to address the capital contributions that have been made to date by any of your subsidiaries that have been formed since December 31, 2010.

<u>"PRC Regulations Relating To the Establishment of Offshore Special Purpose Companies by PRC Residents…," page 16</u>

26. We note your response to comment 37 from our letter dated August 2, 2011 and your assertion that your PRC resident shareholders are not required to make the SAFE Circular 75 registrations in part because they incorporated Hong Kong Yi Tat in 2001. However, you also state on page 16 that the SAFE notice required PRC residents that were shareholders of offshore special purchase companies established before November 1, 2005 to register with the local SAFE branch before March 2006. Please clarify. In addition, please explain your reference to the lack of "round trip" investment in this risk factor.

<u>Properties, page 20</u>

27. We note your response to our comment 39 from our letter dated August 2, 2011 and your statement that you expect the land to cost between RMB 20,000 and 600,000 per Mu. Please also provide the anticipated cost per acre. In addition, disclose when you anticipate obtaining land use rights for the additional 1,236 acres referenced in this section.

28. We note that you have not yet obtained the land use rights with respect to most of your tourist destinations. Please disclose how you are able to proceed with your construction and improvements on the properties when you do not yet have these rights.

29. We note your disclosure on page 11 that you have contracted with local governments for the land-use rights for the property where each tourist destination is located. Please revise your disclosure in this section to include the terms of these agreements.

30. We note your response to comment 40 from our letter dated August 2, 2011 that you are not able to own land in the PRC. However, we also note your statement that through agreements you "are entitled to obtain ownership of approximately 790 acres" for your destinations. Please revise or advise.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 22

31. We note your response to comment 41 from our letter dated August 2, 2011 as well as your expectation that your tourism business will be the primary source of revenue over the next few years. Please expand your disclosure to address the fact that your advertising business has been your primary source of revenue for the last two years and clarify whether your expectation is that revenue from advertising will decrease or revenue from tourism will increase relative to advertising revenue.

32. We note your response to comment 42 from our letter dated August 2, 2011. As previously requested, please revise your disclosure to address how you are able to obtain and maintain the high gross profit margins in each segment.

33. We note your response to comment 14 from our letter dated August 2, 2011. Please revise your disclosure to address the impact that that the decreasing revenue share you will receive from the Great Golden Lake attraction will have on your future revenue.

34. In your discussion of net revenues, please discuss and quantify the amounts attributable to each tourist destination. Also disclose the primary sources of the revenues (e.g., entrance fees, entertainment activities, etc.).

Liquidity and Capital Resources, page 25

35. We note your response to comment 44 from our letter dated August 2, 2011. Please explain the basis for your statement on page 26 that you do not believe PRC rules and regulations have any restriction or limitation related to your ability to fund your operations in light of your risk factor disclosure on pages 14-16 regarding PRC restrictions and regulations impacting your ability to inject capital into your PRC subsidiaries, among other issues.

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure, page 32

36. We note your response to comments 47 and 48 in our letter dated August 2, 2011. With regard to SEC Audit Prep, please separately describe in greater detail the external trainings the senior manager, review manager and partner have had on U.S. GAAP and SEC rules and regulations, including the specific training they receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, tell us whether the U.S. private and listed companies are domiciled in the U.S.

Item 9A. Controls and Procedures, page 32

37. We note your response to comment 48 in our letter dated August 2, 2011 and have the following comments.

What is the background of the people involved in your financial reporting?

a. With regard to your CFO, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your CFO is able to review financial statements in accordance with U.S. GAAP and take the ultimate responsibilities related to financial reporting and the effectiveness of your internal control over financial reporting with his experience in investor relations management.

b. With regard to your Financial Controller, please describe in greater detail the external trainings he has had on U.S. GAAP and SEC rules and regulations including the specific training he receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Also, explain in detail how your Financial Controller is able to review financial statements in accordance with U.S. GAAP with most of his experience being primarily obtained while preparing your financial statements or the financial statements of other registrants domiciled in the PRC.

Exhibits

38. We note your response to comment 49 from our letter dated August 2, 2011. It appears that you have not included your loan agreements in your exhibit index. Please revise. In addition, please either provide us with copies of all of the new exhibits or file the exhibits at the time of your next response. We may have further comments once we have reviewed the exhibits.

Form 10-Q for the quarterly period ended June 30, 2011

Note 2.a. Basis of presentation, page 5

39. We note your response to comment 61 in our letter dated August 2, 2011. As previously requested, if true, please disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

George Wung
China Yida Holding, Co.
September 22, 2011
Page 9

<u>Management's Discussion and Analysis, page 20</u>

<u>Results of Operations, page 19</u>

40. We note that you continue to experience decreased tourism revenue as a direct result of the flooding that occurred at the Great Golden Lake in the second half of 2010. Please discuss why you believe the flood continues to negatively impact your results of operations. In this regard, we note your disclosure in the draft amendment to the 2010 Form 10-K that "[i]t has taken a considerable amount of time for the natural beauty to be restored after the flood but we believe that the Great Golden Lake has recovered and visitors will return to the park."

41. Please clarify what you mean by your statement that the decrease in advertising revenue "was primarily due to the instability of the railway media broadcasts as compared to the same period in 2010."

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: <u>Via e-mail</u>
       Mr. Yongxi Lin